UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A-1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.1)

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
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                                (Name of issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                                   097189 10 4
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                                 (Cusip Number)


                                 CURTIS SCHENKER
                        SCOGGIN CAPITAL MANAGEMENT, L.P.
                               660 MADISON AVENUE
                               NEW YORK, NY 10021
                                  (212)355-7480
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  JULY 1, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                            --------------------------
CUSIP No.  097189 10 4             SCHEDULE 13D/A-1           Page 2 of 8  Pages
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  SCOGGIN CAPITAL MANAGEMENT, L.P.
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS*

                  WC
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELEWARE
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                              7.      SOLE VOTING POWER

                                      392,093
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             392,093
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
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11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  392,093
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12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.7%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  PN
================================================================================

--------------------------                            --------------------------
CUSIP No.  097189 10 4             SCHEDULE 13D/A-1           Page 3 of 8  Pages
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  SCOGGIN INTERNATIONAL FUND, LTD.
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS*

                  WC
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  COMMONWEALTH OF THE BAHAMAS
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                              7.      SOLE VOTING POWER

                                      166,535
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             166,535
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
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11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  166,535
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12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.7%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
================================================================================

--------------------------                            --------------------------
CUSIP No.  097189 10 4             SCHEDULE 13D/A-1           Page 4 of 8  Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  CJS PARTNERS
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELEWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      49,011
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             49,011
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  49,011
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.1%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================

CUSIP No.  097189 10 4                                        Page 5 of 8  Pages
           ------------                                       ==================

THIS AMENDMENT NO. 1 AMENDS AND SUPPLEMENTS THE STATEMENT CONTAINED IN ITEM 5 ON
SCHEDULE 13D ORIGINALLY FILED ON NOVEMBER 26, 1997.

   (a)(b)       The beneficial  ownership  and voting  and  dispositive power or
                each   reporting  person  over the  Common  Stock of the  Issuer
                as of the date hereof is as follows:


         (i) As of the close of business on July 1, 1998, Scoggin Capital owns 8.7% of Common Stock of the Issuer as a result of Scoggin Capital exercising its right of conversion with respect to its 20,000 Preferred Shares.

         (ii) As of the close of business on July 1, 1998, CJS Partners owns 1.1% of Common Stock of the Issuer beneficially owned by it, as a result of CJS Partners exercising its right of conversion with respect to its 2,500 Preferred Shares. CJS is the direct beneficial owner of the 392,093 shares of Common Stock of the Issuer.

         (iii) As of the close of business on July 1, 1998, Scoggin International may be deemed the beneficial owner of 166,535 shares of Common Stock which represents 3.7% of the Issuer as a result of Scoggin International exercising its right of conversion with respect to its 7,500 of Preferred Shares.

(c) There have been no transactions in the class of securities reported on herein effected within the last sixty (60) days other than the conversion of Preferred Stock reported herein.

(d)      Not applicable.

(e)      Not applicable.


The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13D-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on 2,210,494 shares of Common Stock reported outstanding by the Issuer plus the new shares of Common Stock issued by the Issuer as a result of the conversion on July 1, 1998 of all Company Preferred Stock then issued and outstanding.

CUSIP No.  097189 10 4                                        Page 6 of 8  Pages
           ------------                                       ==================


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                               Scoggin Capital Management, L.P.
                               By: S&E Partners, L.P., its General Partner
                               By: Scoggin, Inc., its General Partner

                               By: /s/ Curtis Schenker
                                   ----------------------------------------
                                   Curtis Schenker, its Chief Executive Officer

Dated as of: July 29, 1998

CUSIP No.  097189 10 4                                        Page 7 of 8  Pages
           ------------                                       ==================

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                Carolyn Partners, L.P.


                                By: /S/ Curtis Schenker
                                    ---------------------------------------
                                    Curtis Schenker, its General Partner

Dated as of: July 29, 1998

CUSIP No.  097189 10 4                                        Page 8 of 8  Pages
           ------------                                       ==================


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                              Scoggin International Fund, Ltd.
                              By: Scoggin, Inc., Its Investment Advisor


                              By: /s/ Curtis Schenker
                                  ---------------------------------------------
                                   Curtis Schenker, its Chief Executive Officer

Dated as of: July 29, 1998